SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Turquoise Hill Resources Ltd.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

900435108
(CUSIP Number)

Kathlyne Kiaie

c/o SailingStone Capital Partners LLC

One California Street, 30th Floor

San Francisco, California 94111

(415) 429-5178

with a copy to:

Marc Weingarten, Esq.

Aneliya Crawford, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 22, 2018
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

 (Page 1 of 8 Pages)

--------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SailingStone Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 256,496,437
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 256,496,437
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,496,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.75%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS SailingStone Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,496,437
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,496,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,496,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.75%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS MacKenzie B. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,496,437
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,496,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,496,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.75%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS Kenneth L. Settles Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,496,437
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,496,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 256,496,437
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 12.75%
14	TYPE OF REPORTING PERSON HC; IN

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 6 of 8 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 1, 2018 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed on February 26, 2018 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed on June 12, 2018 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common shares, no par value per share ("Shares"), of Turquoise Hill Resources Ltd., a Yukon corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

The Shares herein reported as being beneficially owned by the Reporting Persons were acquired by SailingStone directly acting solely on behalf of its investment advisory clients. SailingStone has purchased a total of 256,496,437 Shares in open-market purchases for an aggregate consideration of $790,759,010 (exclusive of brokerage commissions). To the best knowledge of the Reporting Persons, the funds used in such purchases were from SailingStone's available investment capital and none of the consideration for such Shares was represented by borrowed funds.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 2,012,314,469 Shares outstanding as of July 31, 2018, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the SEC on July 31, 2018.

As of the date hereof, the Reporting Persons collectively may be deemed to beneficially own 256,496,437 Shares, which represents 12.75% of the outstanding Shares. The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be Beneficially Owned By:		Nature of Ownership:	Percentage of Class:
(A)	SailingStone: 256,496,437	Sole Voting and Sole Dispositive Power (1)	12.75%

(B)	SailingStone Holdings: 256,496,437	Shared Voting and Shared Dispositive Power (2)	12.75%

(C)	Davis: 256,496,437	Shared Voting and Shared Dispositive Power (3)	12.75%

(D)	Settles: 256,496,437	Shared Voting and Shared Dispositive Power (4)	12.75%

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 7 of 8 Pages

___________________

(1)

Such Shares are owned by investment advisory clients of SailingStone. By reason of its investment advisory relationship with such clients, SailingStone is deemed to have sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by such clients.

(2)

Because SailingStone Holdings is the general partner of SailingStone GP LP which serves as managing member of SailingStone, SailingStone Holdings could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(3) Because Davis is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(4)

Because Settles is a managing member of SailingStone Holdings and a control person of SailingStone Holdings and SailingStone, he could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

TRANSACTIONS

Information concerning transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Exhibit G hereto and is incorporated herein by reference.

No person other than SailingStone and the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

Item 7.	MATERIALS FILED AS EXHIBITS.

Item 7 is hereby amended and supplemented as follows:

Exhibit G -	Transactions in Securities of the Issuer Since the Filing of Amendment No. 2

CUSIP No. 03674X106	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2018

SailingStone Capital Partners LLC*

By:	/s/ Kathlyne Kiaie
Name:	Kathlyne Kiaie
Title:	Chief Compliance Officer

SailingStone Holdings LLC*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis
Title:	Managing Member

MacKenzie B. Davis*

By:	/s/ MacKenzie B. Davis
Name:	MacKenzie B. Davis

Kenneth L. Settles Jr.*

By:	/s/ Kenneth L. Settles Jr.
Name:	Kenneth L. Settles Jr.

* The Reporting Persons disclaim beneficial ownership in the Shares represented herein except to the extent of their pecuniary interest therein.

EXHIBIT G

TRANSACTIONS IN SECURITIES OF THE ISSUER SINCE THE FILING OF AMENDMENT NO. 2 BY THE REPORTING PERSONS

No transactions in the Shares have been effected by the Reporting Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, managing member, affiliate or subsidiary of any of the Reporting Persons since the filing of Amendment No. 2, except the following transaction, which was made in a broker's transaction in the open market:

Reporting Person	Sale/Purchase	Date	No. of Shares	Average Price Per Share
SailingStone	Purchase	6/13/2018	325,000	$2.86
SailingStone	Purchase	6/14/2018	211,200	$2.86
SailingStone	Purchase	6/15/2018	123,390	$2.78
SailingStone	Sale	6/26/2018	473,000	$2.69
SailingStone	Purchase	6/27/2018	313,540	$2.67
SailingStone	Purchase	6/28/2018	627,900	$2.66
SailingStone	Purchase	6/29/2018	344,928	$2.81
SailingStone	Purchase	7/5/2018	315,400	$2.82
SailingStone	Purchase	7/6/2018	370,760	$2.89
SailingStone	Purchase	7/9/2018	209,100	$2.91
SailingStone	Purchase	7/10/2018	317,600	$2.94
SailingStone	Purchase	7/11/2018	1,134,000	$2.83
SailingStone	Sale	7/11/2018	462,090	$2.84
SailingStone	Purchase	7/12/2018	472,368	$2.84
SailingStone	Purchase	7/13/2018	130,304	$2.83
SailingStone	Purchase	7/16/2018	322,700	$2.81
SailingStone	Purchase	7/17/2018	25,000	$2.92
SailingStone	Purchase	7/20/2018	300,000	$2.85
SailingStone	Purchase	7/23/2018	526,500	$2.77
SailingStone	Purchase	7/24/2018	746,400	$2.81
SailingStone	Purchase	7/25/2018	116,900	$2.81
SailingStone	Purchase	7/26/2018	365,500	$2.83
SailingStone	Purchase	7/27/2018	530,800	$2.79
SailingStone	Purchase	7/31/2018	700,000	$2.77
SailingStone	Purchase	8/2/2018	632,000	$2.61
SailingStone	Purchase	8/3/2018	1,001,200	$2.60
SailingStone	Purchase	8/6/2018	536,009	$2.57
SailingStone	Purchase	8/7/2018	1,430,100	$2.54
SailingStone	Purchase	8/8/2018	1,401,500	$2.50
SailingStone	Purchase	8/9/2018	825,471	$2.49
SailingStone	Purchase	8/10/2018	422,600	$2.45
SailingStone	Purchase	8/13/2018	1,046,100	$2.46
SailingStone	Purchase	8/14/2018	1,350,000	$2.43
SailingStone	Purchase	8/15/2018	993,200	$2.29
SailingStone	Purchase	8/17/2018	622,600	$2.33
SailingStone	Purchase	8/21/2018	950,000	$2.41
SailingStone	Purchase	8/22/2018	1,965,900	$2.49
SailingStone	Purchase	8/23/2018	1,125,000	$2.46
SailingStone	Purchase	8/24/2018	1,248,492	$2.45
SailingStone	Sale	8/24/2018	735,900	$2.44